



15045867

OMB APPROVAL	
OMB Number:	3235-0123
Expires: March 31, 2016	
Estimated average burden hours per response . . . 12.00	

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

FEB 27 2015

Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER	
8	-48745

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/2014___ AND ENDING ___12/31/2014___
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Westwood Capital, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

489 Fifth Avenue
(No. and Street)

New York	**New York**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jon Messersmith   **212-867-3200**
                                                              (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Withum Smith + Brown
(Name -- if individual, state last, first, middle name)

465 South Street, Suite 200	**Morristown, NJ**		**07960**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



OATH OR AFFIRMATION

I, _____Jon Messersmith_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Westwood Capital, LLC_____ , as of _____December 31_____ ,2014___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Managing Director/Financial Operator
Title

CHAVONE L. CRESPO
Notary Public, State of New York
NO. 01CR6165675
Qualified in New York County
Commission Expires May 14, 20 __

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Operations.
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report Regarding Rule 15c3-3 exemption
- [ ] (p) Rule 15c3-3 Exemption Report

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

WESTWOOD CAPITAL,LLC

CONTENTS



WithumSmith+Brown, PC
AUDIT • TAX • ADVISORY

465 South Street, Suite 200
Morristown, New Jersey 07960-6497 USA
973 898 9494 . fax 973 898 0686
www.withum.com

Additional offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, Colorado and Grand Cayman

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Member of
Westwood Capital, LLC

We have audited the accompanying statement of financial condition of Westwood Capital, LLC as of December 31, 2014. This financial statement is the responsibility of Westwood Capital, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Westwood Capital, LLC as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

February 25, 2015

WithumSmith+Brown is a member of HLB International. A world-wide network of independent professional accounting firms and business advisors.

1

WESTWOOD CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

ASSETS

Cash	$	74,918
Investment in securities		14,388
Due from Parent		21,926
Due from related party		148,699
Due from client		27,117
Property and equipment, net		4,069
Other assets		21,158
	$	312,275

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	14,285
Member's equity		297,990
	$	312,275

WESTWOOD CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

1. Nature of business and summary of significant accounting policies

Nature of Business

Westwood Capital, LLC (the "Company") is a limited liability company organized under the laws of the state of Delaware on May 9, 1995 and will continue to exist until May 19, 2025. The Company is a wholly-owned subsidiary of Westwood Capital Holdings, LLC, (the "Parent"). The Company engages in investment banking activities, specializing in the private placement of equity and debt issues. Investment banking activities also include financial advisory services and mergers and acquisition advisory services.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Due from Clients

Receivables from clients are stated at the amount management expects to collect from outstanding balances. On a periodic basis, management evaluates its receivables and provides for probable uncollectible amounts through a charge to operations and a credit to an allowance for doubtful accounts based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the allowance for doubtful accounts and a credit to receivables from clients. As of December 31, 2014, due from clients was approximately $27,000 which is from one client.

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> *Level 1* - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

3

WESTWOOD CAPITAL,LLC

NOTES TO FINANCIAL STATEMENTS

---

1. Nature of business and summary of significant accounting policies (continued)

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy (continued)

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Valuation Techniques

Investments in Securities

The Company values investments in securities that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization on a straight-line basis as follows:

Asset	Useful Life
Furniture and fixtures	7 years
Computers and equipment	3 years
Leasehold improvement	10 years

WESTWOOD CAPITAL,LLC

NOTES TO FINANCIAL STATEMENTS

1. Nature of business and summary of significant accounting policies (continued)

Investment Banking Revenues

Investment banking revenues are recorded in accordance with the terms of the respective investment banking agreements.

Income Taxes

The Company is a limited liability company, and as such does not record a provision for federal and state income taxes in the accompanying financial statements as each member is responsible for reporting its share of income or loss, as reported for income tax purposes. The Company is subject to the New York City Unincorporated Business Tax ("UBT").

At December 31, 2014, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2011.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Fair value measurements

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1.

The following table presents information about the Company's assets measured at fair value as of December 31, 2014:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2014
Assets (at fair value)				
Investment in securities				
Common stock	$ 14,388	$ -	$ -	$ 14,388

WESTWOOD CAPITAL,LLC

NOTES TO FINANCIAL STATEMENTS

---

3. Property and equipment

Details of property and equipment at December 31, 2014 are as follows

Furniture and fixtures	$	109,527
Computers and equipment		185,480
Leasehold improvements		127,235
		422,242
Less accumulated depreciation and amortization		(418,173)
	$	4,069

Depreciation and amortization expense for the year ended December 31, 2014 was approximately $17,000.

4. Net capital requirement

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company's net capital was approximately $73,000, which was approximately $68,000 in excess of its minimum requirement of $5,000.

5. Concentrations of credit risk

In the normal course of business, the Company provides credit to its clients in the form of deferring collection of certain receivables. These clients are not concentrated in any particular industry or specific geography. The Company evaluates the collectability of its receivables from its clients on a quarterly basis and writes off those balances that management deems to be uncollectible.

The Company maintains its cash accounts primarily with a bank located in New York. The total cash balances are temporarily insured by the FDIC up to $250,000 per bank. The Company has cash balances on deposit at December 31, 2014 below the minimum FDIC coverage.

For the year ended December 31, 2014, approximately 76% of revenues earned were from three customers.

6. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptive provisions of subparagraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

WESTWOOD CAPITAL,LLC

NOTES TO FINANCIAL STATEMENTS

---

7. Contingencies

In the normal course of business, the Company has been named as a defendant in various matters. On December 15, 2014, the company was listed as a respondent in a matter. The proceedings are in their early stages with no arbitration panel selected or discovery. The case has not yet progressed past the initial filing of the claim, and therefore management believes there is no certainty as to the probability or amount of any material adverse effect on the financial condition or results of operations or cash flows of the Company, and accordingly, no liability has been accrued at December 31, 2014.

8. Related party transactions

The Company has a month-to-month sublease agreement with its Parent for office facilities. The monthly rent in 2014 was approximately $5,800 per month. Rent expense for the year ended December 31, 2014 was approximately $70,000. Future rent commitments for the next 7 years are approximately $75,000 for 2015, $77,000 for 2016, $79,000 for 2017, $81,000 for 2018, $83,000 for 2019, $86,000 for 2020 and $88,000 for 2021.

The Company has a service agreement with a related party, an entity whose management includes one of the Company's principal managers, to provide business advisory services to institutional clients of the affiliate included but not limited to (i) the development, structuring, advisory and/or administrative services of certain private equity funds and, (ii) provide additional personnel for litigation support engagements and other domestic and international advisory services. For the year ended December 31, 2014, there were no revenues associated with this agreement.

The Company has a service agreement with a related party which states that the Company will be reimbursed for salaries paid to certain individuals on behalf of the related party. For the year ended December 31, 2014, approximately $978,000 was paid on behalf of the related party and was reimbursed to the Company. At December 31, 2014, approximately $149,000 was due from the related party for reimbursable expenses. This amount was net of approximately $6,000 due to related party for rent. At December 31, 2014, approximately $22,000 was due from Parent for expenses paid on their behalf.

9. Retirement plan

The Company has a profit sharing plan covering all eligible employees. Contributions are determined at management's discretion and are allocated based upon a matching formula and a non-elective contribution formula for all eligible employees. The Company made no matching contributions in 2014.